Far East Energy Corporation

363 North Sam Houston Pkwy

Suite 380

Houston, Texas 77060

Telephone: (832) 598-0470

October 30, 2009

Via EDGAR and Facsimile

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Tracey L. McNeil

RE:	Far East Energy Corporation
Registration Statement on Form S-3
Filed September 21, 2009 File No. 333-162019

Dear Ms. McNeil:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Far East Energy Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-162019) at 5:00 p.m., Eastern time, on Wednesday, November 4, 2009, or as soon thereafter as is practicable.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

October 30, 2009

Page - 2

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Far East Energy Corporation

By:	/s/ Michael R. McElwrath
Michael R. McElwrath
Chief Executive Officer and President

cc:	Amar Budarapu, Esq., Baker & McKenzie LLP